Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street, New York, New York 10022-3205
telephone 212-318-6000 / facsimile 212-319-4090 / internet www.paulhastings.com

Paul Hastings

40-33

04025432

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Stamford
Tokyo
Washington, D.C.

(212) 318-6531
brianhurley@paulhastings.com

April 7, 2004

37269.00006

VIA UPS NEXT DAY AIR

SEC MAIL PROCESSING
RECEIVED
APR 08 2004
WASH. D.C. 187 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

Re: Excelsior Funds Trust (the "Fund")
Registration No. 811-8490

Ladies and Gentlemen:

On behalf of the Fund and pursuant to Section 33 of the Investment Company Act of 1940, as amended, we hereby transmit for filing a copy of a class action complaint that was originally filed on April 1, 2004, in the Superior Court of the County of San Francisco, against The Charles Schwab Corporation ("Schwab"), as a Nominal Defendant. Schwab wholly owns U.S. Trust Corporation, which in turn, wholly owns U.S. Trust Company, N.A. and United States Trust Company of New York, the investment advisers of the Fund.

We have enclosed a pre-paid, self-addressed envelope and kindly request that you return a copy of this letter with evidence of filing.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at the above number. Thank you.

PROCESSED
APR 20 2004
THOMSON FINANCIAL

Very truly yours,

Brian Hurley

Brian F. Hurley
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Laurence D. King (CA Bar No. 206423)
Linda M. Fong (CA Bar No. 124232)
KAPLAN FOX & KILSHEIMER LLP
555 Montgomery Street, Suite 1501
San Francisco, CA 94111
Telephone: 415-772-4700
Fax: 415-772-4707

Frederic S. Fox # FF9102
Joel Strauss
Christine Fox
KAPLAN FOX & KILSHEIMER LLP
805 Third Avenue, 22nd Floor
New York, NY 10022
Telephone: 212-687-1980
Fax: 212-687-7714

Attorneys for Plaintiffs
DAVID M. KAUFMAN and MURIEL P. KAUFMAN
[Identification of Additional Counsel on Signature Page]

SUMMONS ISSUED
FILED
SUPERIOR COURT
COUNTY OF SAN FRANCISCO

2004 APR -1 PM 4:56

GORDON PARK-LI, CLERK
BY PARAM NATT
DEPUTY CLERK

CASE MANAGEMENT CONFERENCE SET

PLAN I SEP - 3 2004 9:00 AM

DEPARTMENT 212

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN FRANCISCO

DAVID M. KAUFMAN and MURIEL P. KAUFMAN derivatively, on behalf of CHARLES SCHWAB CORPORATION, Plaintiffs, vs NANCY H. BECHTLE, C. PRESTON BUTCHER, DONALD G. FISHER, ANTHONY M. FRANK, FRANK C. HERRINGER, JEFFREY S. MAURER, STEPHEN T. MCLIN, DAVID S. POTTRUCK, ARUN SAPIN, CHARLES R. SCHWAB, GEORGE P. SHULTZ, PAULA A. SNEED, ROGER O. WALTHER, ROBERT N. WILSON, DAVID B. YOFFIE, H. MARSHALL SCHWARZ and DOES 1 through 100, inclusive Defendants. CHARLES SCHWAB CORPORATION Nominal Defendant.	Case No.: CGC-04-430102 **SHAREHOLDER DERIVATIVE COMPLAINT** ~~JURY TRIAL DEMANDED~~

Plaintiffs bring this Shareholder derivative action on behalf of nominal defendant Charles Schwab Corporation ("Schwab" or the "Company"), and allege upon personal knowledge as to their own acts and as to all other matters upon information and belief, as follows:

INTRODUCTION

1. Plaintiffs are now and at all relevant times herein have been holders of Schwab common stock.

2. The Individual Defendants as identified below, were or are the members of the Board of Directors of Schwab. Each of the Individual Defendants have benefited from compensation plans which provide them with incentives to remain on the Schwab Board of Directors and provide further incentives to maintain a high price for Schwab common stock.

3. Between November 23, 1998 and November 14, 2003 inclusive, Schwab, through its subsidiary companies, managed hundreds of mutual funds (collectively the "Schwab Funds"). Within the Schwab Funds, evidence of improper trading was found in at least seven funds managed by a wholly owned subsidiary of Schwab, known as the "Excelsior Funds."[1]

4. In order to secure growing Schwab Fund assets, account managers working under the putative supervision of the Individual Defendants, allowed certain favored investors to gain unfair trading advantages in exchange for high volume investments in the other funds controlled by Schwab Funds managers. In particular, the favored investors were unfairly and illegally permitted to:

---

[1] These funds include: Excelsior Funds, Inc., Excelsior Funds Trust, Excelsior California Tax Exempt Income Fund, Excelsior Early Life Cycle Fund, Excelsior Funds Equity Income Fund, Excelsior Funds Inc. Biotechnology Fund, Excelsior Fund Inc. Blended Equity Fund, Excelsior Funds Inc. Emerging Markets Fund, Excelsior Funds, Inc. Energy & National Resource Fund, Excelsior Funds Inc High Yield Fund, Excelsior Funds, Inc. Large Capital Growth Fund, Excelsior Funds, Inc. Real Estate Fund, Excelsior Funds, Inc. Value & Restructuring Fund, Excelsior Funds Inc. Value & Restructuring Fund, Excelsior Funds mid Cap Value Shares Fund, Excelsior Government Money Fund, Excelsior Institutional Equity Fund, Excelsior Institutional Money Fund, Excelsior Institutional Total Return Fund, Excelsior Intermediate-term Managed Income Fund, Excelsior Intermediate-term Tax-exempt Fund, Excelsior International Fund, Excelsior Long Term Tax Exempt Fund, Excelsior Managed Income Fund, Excelsior Money Fund, Excelsior Optimum Growth Fund, Excelsior Pacific/Asia Fund, Excelsior Pan European Fund, Excelsior Short Term Government Securities Fund, Excelsior Short-term Tax-Exempt Fund, Excelsior Tax Exempt Funds Inc., New York Intermediate Term Tax Exempt Fund, Excelsior Treasury Money Fund.

a. access confidential information concerning the exact identity of the securities in which particular mutual funds were invested;

b. place orders on mutual funds based on prices set on the daily "closing" price of a security on any given day despite the fact that the orders would be made minutes or hours after the close of trading. This practice, commonly called "late trading," would customarily mandate that the price set for the sale should have been established by the "opening" price on the following day of trading;

c. make mutual fund purchases and/or sales which exploited "stale" or outdated prices set on international security exchanges, a practice known as "time trading;"

Pursuant to the impermissible "time trading" and "late trading" strategies described above, certain favored investors were allowed to engage in unprecedented rapid-fire trading practices ("quick trading") in and between Schwab Funds in a manner that provided them with profits at the expense of and in a manner not afforded to other investors in Schwab Funds.

5. As a result of certain investors' access to inside proprietary information and their ability to place "late trades" and "time trades," other investors within the various Schwab Funds operated under the management of Schwab and/or its subsidiaries suffered to the extent that their monies were used to cover the cost of the short-swing trades engineered by selected "insider" Schwab Fund clients and, essentially to siphon off profits which should have been shared with the conventional long-term Schwab Funds investors.

6. Schwab has admitted that as early as the summer of 2002, it knew about certain market-timing arrangements with five institutional clients in the Excelsior. The Individual Defendants did not disclose the illegal activities that Schwab had uncovered nor did they take steps to ensure that such practices would cease. The Individual Defendants knew that such illegal practices may have the effect of strengthening the Company's short term operations, but would, in the end, severely damage the Company's reputation and business prospects. Moreover, even with

this knowledge, the Individual Defendants permitted certain corporate insiders to engage in insider trading of Schwab securities.

7. When the above-described trading practices were discovered by the New York State Attorney General's Office and the Securities and Exchange Commission ("SEC") as part of widely reported investigations into general mutual fund industry practices, Schwab – through its subsidiaries – issued press releases admitting that it was under investigation.

8. The Individual Defendants' breaches of fiduciary duty alleged herein have subjected Schwab to extraordinary liability, both to innocent investors in the affected mutual funds and to Schwab shareholders who purchased and held Schwab common stock while the improper and unlawful practices alleged herein remained undisclosed.

PARTIES

9. Plaintiffs are and at all times relevant were shareholders of Schwab common stock.

10. Nominal defendant Schwab is a Delaware corporation with its principal place of business at 101 Montgomery Street, San Francisco, CA 94104. Through its subsidiaries, Schwab engages in providing securities brokerage and related financial services for over 7 million active accounts. At all times relevant, Schwab's common stock has traded on the New York Stock Exchange under the symbol "SCH."

11. Defendant Nancy H. Bechtle ("Bechtle") has been a Schwab director since 1992.

12. Defendant C. Preston Butcher ("Butcher") has been a Schwab director since 1988.

13. Defendant Donald G. Fisher ("Fisher") has been a Schwab director since 1988.

14. Defendant Anthony M. Frank ("Frank") has been a Schwab director since 1993. Frank previously served as a director from April 1987 until February 1988 and from March 1992 until April 1993.

15. Defendant Frank C. Herringer ("Herringer") has been a Schwab director since 1996.

16. Defendant Jeffrey S. Maurer ("Maurer") was a Schwab director from 2000 until December, 2002. Maurer served as Executive Vice President of Schwab since May 2000. Maurer was Chairman and Chief Executive Officer of U.S. Trust Corporation and U.S. Trust Company of New York (each of which is a subsidiary of Schwab) in 2002 and was a director of both companies.

Maurer joined United States Trust Company of New York in 1970 and became Senior Vice President in November 1980, Executive Vice President in May 1986, and manager of the Asset Management and Private Banking Group in 1988. Maurer was named President in February 1990, Chief Operating Officer in December 1994, Chief Executive Officer in January 2001 and Chairman and Chief Executive Officer in February 2002. Maurer served as Chief Executive Officer until October 2002 and as Chairman until January 2003.

17. Defendant Stephen T. McLin ("McLin") has been a Schwab director since 1988.

18. Defendant David S. Pottruck ("Pottruck") is currently President and Chief Executive Officer of Schwab and has been a director since 1994. Pottruck became President in 1992 and Chief Executive Officer in May 2003. From 1994 until September 1998, Pottruck was also Schwab's Chief Operating Officer. In 1992 Pottruck became Chief Executive Officer of Charles Schwab & Co. Inc., Schwab's principal brokerage subsidiary. Pottruck is currently a director of U.S. Trust Corporation and United States Trust Company of New York (each of which is a subsidiary of Schwab).

19. Defendant Arun Sarin ("Sarin") was a Schwab director from 1998 through May, 2003.

20. Defendant Charles R. Schwab ("C.R. Schwab") was a founder of Charles Schwab & Co., Inc. in 1971, and has been its Chairman since 1978. C.R. Schwab has been Chairman and a director of Schwab since its incorporation in 1986. He also served as Chief Executive Officer from 1986 until January 1998, when he and Pottruck became Co-Chief Executive Officers. C.R. Schwab is a director of U. S. Trust Corporation and U.S. Trust Company of New York and trustee of The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust and Schwab Annuity Portfolios, all registered investment companies.

21. Defendant H. Marshall Schwarz ("Schwarz") was a director of Schwab from May 2000 to February 2002. During the same period, Schwarz served as Vice President of Schwab and Chairman of the Board of U.S. Trust Corporation and United States Trust Company of New York.

22. Defendant George P. Shultz ("Shultz") has been a director of Schwab since 1997.

23. Defendant Paula A. Sneed ("Sneed") has been a director of Schwab since 2002.

24. Defendant Roger O. Walther ("Walther") has been a director of Schwab since 1989.

25. Defendant Robert N. Wilson ("Wilson") has been a director of Schwab since 2003.

26. Defendant David B. Yoffie ("Yoffie") has been a director of Schwab since 2003.

27. The defendants named in paragraphs 11 through 26, are sometimes collectively referred to herein as the "Individual Defendants."

28. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiffs, who sues said defendants by such fictitious names. Plaintiffs are informed and believe and thereon allege that each of the defendants fictitiously-named herein is legally responsible in some actionable manner for the events described herein.

29. At all times relevant herein, each and every Defendant undertook the actions described in this pleading in their capacities as the agents, employees, partners, co-conspirators of each and every other defendant herein.

30. U.S. Trust Corporation, N.A. is a wholly owned subsidiary of Schwab. It is the investment advisor of the Excelsior Family of Funds.

31. United States Trust Company of New York is a wholly owned subsidiary of Charles Schwab. It is the investment advisor of the Excelsior Family of Funds.

32. U.S. Trust Corporation, NA. and United States Trust Company of New York are collectively referred to as "U.S. Trust."

33. Excelsior Funds Trust is the registrant and issuer of the shares of the Excelsior Family of Mutual Funds.

34. Excelsior Funds, Inc. is the registrant and issuer of the shares of the Excelsior Family of Mutual Funds.

35. Excelsior Funds Trust and Excelsior Funds, Inc. are collectively referred to as the "Fund Registrants."

DUTIES AND OBLIGATIONS OF DIRECTORS

36. Each Individual Defendant owes and owed fiduciary duties to Schwab and its shareholders in connection with its operations, management and direction.

37. To discharge these duties, Defendants were required, among other things to:

(a) Manage, conduct, supervise and direct the business affairs of Schwab, its subsidiaries and employees, in accordance with applicable state and federal law and rules and regulations;

(b) Neither violate nor permit any officer, director, agent or employee of Schwab and its subsidiaries to violate applicable state laws, federal laws, rules regulations;

(c) Ensure the prudence and soundness of policies and practices undertaken or proposed to be undertaken by Schwab;

(d) Establish and maintain systematic and accurate controls over the business and affairs of Schwab to prevent 1) the disclosure of confidential information concerning the identity of the securities in which particular mutual funds and hedge funds were invested; 2) the allowance of "late trading" by selected investors, 3) the allowance of "time trading" by selected investors; and 4) the prevalence of "insider trading" by Schwab.

(e) Maintain and implement an adequate and functioning system of internal financial and accounting controls, such that the financial and public statements and information distributed by Schwab and its subsidiaries would be accurate;

(f) Exercise supervision over the public statements made and/or issued to the securities markets relating to Schwab and its subsidiaries;

(g) Remain informed as to the status of Schwab's business, conditions, practices and operations, and upon receipt of notice or information of imprudent or unsound practices or operations, make reasonable inquiry in connection therewith, and take steps to correct such practices or operations and make such disclosures as are necessary to comply with state and federal securities laws; and

(h) Supervise the preparation and filing of any audits, reports or other information required by law of Schwab and its subsidiaries, and examine and evaluate any reports of examinations, audits or other financial information concerning the financial affairs of Schwab and its subsidiaries, and make full and accurate disclosure of all material facts concerning, inter alia, each of the subjects and duties set forth above.

38. The Individual Defendants breached their fiduciary duties by, among other things:

(a) permitting the above-referenced wrongful business practices to occur which had the effect of allowing certain fund holders and Company insiders to improperly benefit at the expense of others;

(b) inadequately supervising the employees and managers of Schwab and failing to instruct them to act with honesty and integrity in order to preserve and enhance Schwab's reputation in the business community;

(c) recklessly exposing Schwab to millions of dollars of damages, including costs associated with investigations by the SEC, New York State Attorney General's Office as well as numerous class actions brought by shareholders of the Company and/or Schwab Funds for violations of state and/or federal securities laws; and

(d) failing to institute appropriate legal actions against those officers, Directors and/or employees, as well as third parties responsible for permitting Schwab and its subsidiaries to engage in the conduct complained of herein.

DEMAND ON THE BOARD OF DIRECTORS

39. Plaintiffs have not made a demand on Schwab's Board of Directors to pursue the claims herein, because such a demand is excused and would have been a futile act for the following reasons:

(a) The Board itself is accused of a breach of fiduciary duties and its members are implicated in and liable for failing to put into place adequate internal controls and adequate means of supervision to prevent the wrongful conduct referred to herein;

(b) The directors are biased toward one another as a result of overlapping directorships that they hold and overlapping business relationships that they maintain;

(c) A substantial likelihood exists that the defendants did not exercise valid business judgment because the wrongful actions and/or inactions by the defendants alleged herein amounted to breaches of the defendants' fiduciary duties of good faith, disclosure, due care and loyalty to the Company and its stockholders, and an abdication of the Directors' responsibilities giving rise to liability to Schwab;

(d) As early as the summer of 2002, the Board itself is accused of knowing about the improper trading activities at Schwab, but permitting such practices to occur and intentionally failing to disclose these activities to the Company's shareholders;

(e) The transient competitive advantages gained by the wrongful conduct also translated into higher salaries, increased bonuses, more stock options and other compensation, and significant profits for the defendants who served as Directors and executive officers of Schwab and its subsidiaries from high value investments of Schwab Funds. Such benefits were not shared by other Schwab Funds holders; and

(f) By virture of the lucrative individualized compensation packages received by the Defendants, they serve the management of Schwab and cannot be deemed independent for purposes of a demand.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

40. This action concerns a fraudulent scheme and course of business in which was intended to and indeed did benefit certain select mutual funds traders and their advisors at the expense of Schwab and other investors. In connection therewith, the Individual Defendants violated their fiduciary duties by permitting Schwab employees to engage in unlawful conduct alleged herein.

41. The wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

42. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, certain Schwab Fund managers arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

43. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: Schwab's own employees sold the right to time their funds to other hedge fund investors. The prospectuses were silent about these arrangements.

44. As a result of the "timing" of mutual funds, the Individual Defendants have subjected Schwab to enormous liability both to innocent investors in the affected funds and investors in Schwab common stock.

TIMING

45. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

46. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of

a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

47. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

48. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

49. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

50. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obligated to do their best to use these weapons to protect their customers from the dilution that timing causes.

51. The incentive to the mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

52. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

53. Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), the manager was assured that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

54. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

55. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

//

THE SCHEME WITHIN THE EXCELSIOR FUNDS

56. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family, (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

57. In connection with an examination of active trading of mutual fund shares by the SEC and the Attorney General, Schwab received inquiries and subpoenas for documents from those agencies.

58. Soon after receiving inquiries and subpoenas from the SEC and the Attorney General, Charles Schwab began to conduct an examination of mutual fund shareholder trading practices in the Excelsior Funds.

59. On November 14, 2003, Schwab disclosed in its quarterly report filed on Form 10-Q that it had uncovered evidence of improper mutual fund trading in both its supermarket of funds and its Excelsior Funds. More specifically, Schwab stated:

> As with other major mutual fund companies in the United States and broker-dealers that distribute mutual fund shares, affiliates of the Company are responding to inquiries from federal and state regulators as part of an industry-wide review of mutual fund trading, distribution and servicing practices. These inquiries include examinations by the Securities and Exchange Commission of affiliates of CSC and USTC, and subpoenas issued to affiliates of USTC by the New York State Attorney General. The

> Company is cooperating with regulators and is conducting its own review of fund trading, distribution and servicing practices at or through Company affiliates. ***Among other things, the Company is investigating circumstances in which a small number of parties were permitted to engage in short-term trading of U.S. Trust's Excelsior(R) Funds***; and a limited number of instances at Schwab in which fund orders may have been entered or processed after the 4:00 p.m. E.S.T. closing time in a manner contrary to Schwab policies. The Company's investigation is ongoing and the Company is taking steps to ensure compliance with its policies on market timing and late trading. (Emphasis added.)

60. Additionally, on October 15, 2003, The New York Times reported that "institutional clients had profited from informal trading relationships, which allowed them to trade in and out of funds in its Excelsior fund family." Additionally, The New York Times reported: "A spokeswoman for U.S. Trust said yesterday that ***such arrangements occurred with six to seven Excelsior funds and that there was no indication that U.S. Trust employees traded the funds for their own accounts***." (Emphasis added.)

COUNT ONE

Derivative Claim For Breach Of Fiduciary Duties

61. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

62. The Individual Defendants breached their fiduciary duties to Schwab and to its shareholders by failing in their responsibility to maintain adequate controls and by employing improper and inadequate practices and procedures in managing the Schwab Funds, the result of which allowed certain fund holders to improperly benefit at the expense of other fund holders to whom Schwab and its subsidiaries owed similar fiduciary duties.

63. The Individual Defendants owe and owed a fiduciary duty to Schwab to supervise the Schwab Funds and to prevent (1) the disclosure of confidential information concerning the identity of the securities in which particular mutual funds and hedge funds were invested; (2) the allowance of "late trading" by selected investors; (3) the allowances of "time trading" by selected investors; and/or (4) the allowance of "insider trading" by Company Directors, officers and/or employees.

64. Nevertheless, the Individual Defendants have engaged in the sustained and systematic breach of their fiduciary duties by failing to properly supervise and monitor Schwab and Schwab Funds so as to ensure compliance with Federal and State laws, rules and regulations and to ensure the integrity of Schwab. As a result of these breaches, above-referenced wrongful practices – including but not limited to the selective disclosure of confidential information, the allowance of selective "time trading" as well as the allowances of selective "late trading" – could and did occur, to the detriment of Schwab and shareholders within the Schwab Funds.

65. As a result of defendants' breaches, Schwab is the subject of securities fraud class action lawsuits by allegedly defrauded investors and at least two regulatory investigations, has lost market share, has had its reputation in the business community tarnished and has thus been damaged.

66. Plaintiffs have no adequate remedy at law.

WHEREFORE, Plaintiffs demand judgment as follows:

1. Directing defendants to account to the Company for all damages sustained or to be sustained by the Company by reason of the wrongs alleged herein;

2. Requiring the Individual Defendants to return to Schwab and/or the Schwab Funds all salaries and the value of other remuneration of whatever kind paid to them by the Company during the time they were in breach of the fiduciary duties they owed to Schwab;

3. Directing defendants to pay interest at the highest interest rate allowable by law on the amount of damages sustained by the Company as a result of defendants' culpable conduct;

4. Directing defendants to institute appropriate legal actions to return all profits made by third parties as well as current or former employees by virtue of the improper conduct alleged herein.

5. Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys' and experts' fees and expenses; and

6. Granting such other and further relief as the Court may deem just and proper.

//

~~JURY TRIAL DEMANDED~~

~~Plaintiffs hereby demand a trial by jury.~~

KAPLAN FOX & KILSHEIMER LLP

DATED: April 1, 2004 By: Laurence D. King /ANB

Laurence D. King (CA Bar No. 206423)
Linda M. Fong (CA Bar No. 124232)
555 Montgomery Street, Suite 1501
San Francisco, CA 94111
Telephone: 415-772-4700
Fax: 415-772-4707

Frederic S. Fox # FF 9102
Joel Strauss
Hae Sung Nam
KAPLAN FOX & KILSHEIMER LLP
805 Third Avenue, 22nd Floor
New York, NY 10022
Telephone: 212-687-1980
Fax: 212-687-7714

Peter D. Fischbein # 75827
777 Terrace Avenue, 5th Floor
Hasbrouck Hgts., NJ 70604
Telephone: 201-288-1307
Fax: 201-288-8208

Attorneys for Plaintiffs